EXHIBIT 99.11

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Mehdi Bouanani, Ing.

300 3e avenue Est.

Val-d’Or, QC

Tel: (819) 874-3100

Fax: (819) 874-0051

Email: Mehdi.Bouanani@eldoradogold.com

I, Mehdi Bouanani, am a Professional Engineer, employed as Project Manager, of Eldorado Gold Corporation located at 300 3e avenue Est, Val-d’Or in the Province of Quebec.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Order of Engineers of Quebec.  I graduated from Université du Québec en Abitibi-Témiscamingue (UQAT) Bachelor of Engineering (Electromecanical mining) in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering, procurement and construction projects in Canada, South America, and Africa for various mines. I have worked on numerous feasibility studies for gold, copper, extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on March 10th, 2022.

I am responsible for items 18, 24 and 25 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st, 2021, have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 31st day of March 2022.

“Signed”

Mehdi Bouanani

Mehdi Bouanani, Ing.

2021 Final Report